[Third Point Letterhead]


April 23, 2007


By COURIER and FAX

Flow International Board of Directors

Ms. Kathryn L Munro, Chairman
Mr. Jerry L. Calhoun
Mr. Richard P. Fox
Mr. Lorenzo C. Lamadrid
Mr. Stephen R. Light
Mr. Arlen I. Prentice
Mr. J. Michael Ribaudo
Mr. Jan K. Ver Hagen
c/o Flow International Corporation
23500 64th Avenue
South Kent, Washington 98032

Dear Flow Directors:

     We have been considering the response of Flow International Corporation ("Flow" or "the Company") to our last letter, as expressed in the Company's press release of April 6. In that release, the Board assured shareholders that it is "devoted to optimizing shareholder value" and indicated its intention to formulate a "plan for how best to optimize shareholder interests." As you know, we have expressed the view that, in light of the pending retirement of Stephen Light as CEO, and the costs of public ownership, the best way to achieve that objective is for the Company to be sold.

     Upon further review, we have decided that we would be prepared to make an offer, on behalf of the Third Point funds, for the purchase of the entire Company. However, in order to formulate a proposal that would maximize value for shareholders, we would need access to additional information regarding the Company and would need a manager capable of running the Company after we acquire it. Given our tremendous confidence in Mr. Light, which we've expressed more than once, we would like to see if we could work with him to develop a business plan for a privately held Flow. Accordingly, we are asking the Board to waive the restrictive provisions of Mr. Light's employment agreement and to authorize him to engage in discussions with us, if he so chooses, so we can develop a business plan and valuation upon which our bid can be based. To be productive, we would anticipate that those discussions would require the sharing of confidential information, and would be prepared to enter into an appropriate agreement to protect that information from misuse.


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     As you aptly said in your April 6th press release: "[i]t would be a breach of [your] fiduciary responsibility to [your] shareholders for the Board to proceed in any one manner without a thoughtful evaluation of the business, its potential, the state of the marketplace and the Company's options." We believe that we can present to the Board an attractive option that the Board can weigh against the other possibilities, and we believe the Board would be remiss not to avail itself of this opportunity.

     Please let us know promptly whether you are prepared to permit such a process in order to create an opportunity for the Company to maximize shareholder value.

Sincerely,

/s/ Daniel S. Loeb

Third Point LLC